Exhibit 99.2
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          VIACOM AND SPELLING ENTER INTO A DEFINITIVE MERGER AGREEMENT


New York, NY, May 17, 1999 - Viacom Inc. (NYSE: VIA, VIA.B) and Spelling Entertainment Group Inc. (NYSE, PE: SP) announced today that they have entered into a definitive merger agreement for the purchase by Viacom of the shares of Spelling common stock that it does not already own for $9.75 per share in cash. Viacom currently owns approximately 80% of Spelling's common stock.

The terms of the merger agreement represented an improvement from Viacom's prior offer of $9.00 per share in cash. The Spelling Board of Directors approved the merger agreement after approval by a special committee of independent directors, which was advised by separate legal and financial advisors. The special committee has received the opinion of its financial advisors that the cash consideration to be received in the transaction is fair to the Spelling shareholders other than Viacom from a financial point of view.

The merger agreement provides for the commencement of a tender offer by Viacom by Friday, May 21, 1999. Under the terms of the merger agreement, each Spelling share that is not purchased in the offer will be acquired by merger as soon as practical thereafter in a second step merger, also for $9.75 per share.

Viacom intends to operate Spelling and Big Ticket Television under the umbrella of the Viacom Entertainment Group, consolidating certain sales and back office functions with those of its Paramount Television Group. Spelling Entertainment Group Inc. is a leading producer and distributor of television and film entertainment and comprises Spelling Television, Big Ticket Television, Worldvision Enterprises and Hamilton Projects. The Company is one of the largest producers of television programming and, through its combined libraries, controls approximately 10,000 hours of programming for worldwide distribution.

Viacom Inc.  is one of the  world's  largest  entertainment  companies  and is a leading force in nearly every segment of the international media marketplace. The operations of Viacom include Blockbuster, MTV Networks, Paramount Pictures, Paramount Television, Paramount Parks, Showtime Networks, Simon & Schuster, 19 television stations, and movie screens in 12 countries. Viacom also owns half-interests in Comedy Central, UPN and UCI. National Amusements, Inc., a closely held corporation which operates approximately 1,300 screens in the U.S., the U.K. and South America, is the parent company of Viacom. More information about Viacom is available at the Company's Web site located at http://www.viacom.com.
                                       ###
Contacts:
Viacom/Susan Duffy
(212) 258-6347

Spelling/Nancy Bushkin
(323) 965-5766